UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   January 2009            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated January 5, 2009

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  ___

FORM 40-F _X_

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: January 5, 2009	By: /s/ Bob Hemmerling Bob Hemmerling, Corporate Secretary

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

January 5, 2009

Strathmore Updates Gas Hills, Wyoming, Uranium Development Project

STRATHMORE MINERALS CORP. ("Strathmore" or the "Company") is pleased to provide a progress update to shareholders on the advancements made at its uranium properties in the Gas Hills Uranium District, Wyoming.  These properties are owned by Strathmore's wholly owned U.S. subsidiary, Strathmore Resources (US) Ltd.

The Gas Hills Uranium District was the most prolific uranium mining area in Wyoming with several operating companies producing in excess of 100 million pounds of uranium from 1957 to the 1980's. Strathmore is now the dominant land holder in the Gas Hills with holdings in excess of 33,000 acres (13,000 Ha). The Company’s 100% owned portfolio includes eight areas of known mineralization, six of which were previously permitted for mining. Primary focus has been on permitting the George Ver deposit, which is expected to be the first in a series of sequentially planned open pit deposits. Additional significant exploration potential exists at the Beaver Rim and Rock Hill properties.

George Ver Property: Permitting Activities

Strathmore has completed a full year of baseline environmental data collection, including water, meteorological, and air quality sampling.  These baseline studies meet the requirements set by the Wyoming Department of Environmental Quality (WDEQ) for a mine permit application. In addition, Strathmore recently drilled eight holes for the purpose of overburden characterization. Two of the holes were cored from top to bottom, and bulk samples were taken from the remaining six.  The bulk and core samples will be sent to an independent lab for geochemical and geotechnical analyses. Results are expected during the first quarter of this year. For 2009, Strathmore has prioritized the completion of its mine permit application for the George Ver deposit.

Rock Hill and Beaver Rim Properties: Exploration

Strathmore has been granted exploratory drilling permits at its Rock Hill and Beaver Rim properties, also located in the Gas Hills Uranium District. The drill permits are valid until 2011. The Rock Hill project is strategically located north-east of the George Ver deposit and is accessible by road.  It is a near-surface uranium deposit and exploration drilling will assist in further defining mineralization, prior to designing an open pit.  The area targeted at Beaver Rim lies ½ mile south of Cameco Corp's mine permit area, where they are actively pursuing an in-situ recovery operation. During 2007-08, Cameco drilled exploration holes within a few hundred feet of the northern boundary of Strathmore's exploration area.

Milling Facility Advancement: Option Agreement Renewed

Strathmore has renewed its option agreement to purchase an existing NRC license and additional private mineral rights containing known uranium mineralization in the Gas Hills Uranium District.  The NRC license covers a historic mill site and is located adjacent to existing Strathmore land holdings in the Gas Hills District.  This location may provide a long-term milling alternative, should a potential toll milling agreement at the Sweetwater Mill, located approximately 70 miles south of the project, not be achievable.

Evaluation of the site will continue during the course of the new option term. Data will be analysed to determine how the property would be incorporated into a new and expanded mining and milling scenario.  Strathmore has agreed not to disclose the name of the company involved or the terms of the agreement.  Significant infrastructure necessary to operate a mine and mill already exists at the site, including a paved highway to within a few miles of the site, power, natural gas, and fiber optic lines.

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in NI 43-101 and reviewed by David Miller, CEO of Strathmore Minerals Corp., a qualified person under NI 43-101 guidelines. It should be noted that mineral resources which are not mineral reserves do not have demonstrated economic viability as defined by NI 43-101 guidelines.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties in the United States. Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico. STRATHMORE MINERALS CORP. Common Shares are listed on the TSX Venture Exchange under the symbol "STM".

This news release contains "forward-looking information" that is based on Strathmore Minerals Corp.'s current expectations, estimates, forecasts and projections. This forward-looking information includes, among other things, statements with respect to Strathmore's exploration and development plans, outlook and business strategy. The words "may", "would", "could", "should", "will", "likely", "expect," "anticipate," "intend", "estimate", "plan", "forecast", "project" and "believe" or other similar words and phrases are intended to identify forward-looking information.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause Strathmore's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: uncertainties related to the historical resource estimates, the work expenditure commitments; the ability to raise sufficient capital to fund future exploration or development programs; changes in economic conditions or financial markets; changes in input prices; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or an inability to obtain permits required in connection with maintaining, or advancing, the Gas Hills projects; and labour relations matters.

This list is not exhaustive of the factors that may affect our forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information. Strathmore Minerals Corp. disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

For Investor Relations:

Craig Christy / Bob Hemmerling

  “David Miller”

1-800-647-3303

__________________________

info@strathmoreminerals.com

David Miller,  CEO

www.strathmoreminerals.com